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September 14, 2023	Harvey Eisenberg +1 (212) 310-8663 Harvey.Eisenberg@weil.com

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, DC 20549-3628
Attention: Madeleine Mateo, Christian Windsor

Re:	Sculptor Capital Management, Inc. Preliminary Proxy on Schedule 14A Filed August 21, 2023 File No. 001-33805

Dear Ms. Mateo and Mr. Windsor:

On behalf of Sculptor Capital Management, Inc. (the “Company”), we are providing responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) communicated in its letter, dated September 11, 2023 (the “Comment Letter”), with respect to the above-referenced preliminary proxy statement on Schedule 14A (the “Preliminary Proxy Statement”). Concurrently with the filing of this letter, the Company is filing an amendment to the Preliminary Proxy Statement (the “Amended Preliminary Proxy Statement”), which includes revisions to the Preliminary Proxy Statement in response to the Staff’s comments and other updates.

Set forth below in bold are each of the Staff’s comments provided in the Comment Letter. Immediately following each comment is the Company’s response thereto. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Preliminary Proxy Statement. All references to page numbers and captions in our responses are to the page numbers and captions of the Amended Preliminary Proxy Statement.

Preliminary Proxy Statement filed August 21, 2023

Background of the Mergers, page 36

1.
We note that, in explaining its decision that the Consortium's proposal was not, or was not reasonably expected to lead to, a Superior Proposal, the Special Committee stated that the Consortium was not in a position to provide draft agreements or proposed changes to employment arrangements with Mr. Levin and Mr. Orbuch. We also note that you further cite to the risk related to client consent to a change of control which results in new personnel or a new "Office of the CIO" managing their money, even where such office includes certain members of the existing investment team in your additional definitive proxy soliciting materials filed August 30, 2023. Please describe any analysis you undertook in assessing the impact the retention of certain personnel may have on the client consent condition under the terms of the transaction with Rithm compared to those proposed by the Consortium. Disclose discussions, if any, surrounding the contemplated members of a new investment team under the proposed transaction with the Consortium, the qualifications of any such members, and why such new personnel may result in a risk to satisfying the change of control condition.

Securities and Exchange Commission September 14, 2023 Page 2

Response: The Company respectfully acknowledges the Staff’s comment and has supplemented the disclosure under the heading “The Mergers — Background of the Mergers” appearing on pages 64-79, and in particular 69-71 and 75-78, of the Amended Preliminary Proxy Statement to describe the analysis undertaken by the Special Committee to assess the impact the retention of certain personnel may have on the likelihood of satisfying the client consent conditions under the Merger Agreement compared to the client consent conditions proposed by the Consortium, as well as the analysis undertaken by the Special Committee to assess the qualifications of the individuals proposed to become new members of the investment team under the proposed transaction with the Consortium and the impact such proposed changes in personnel may have on the likelihood of satisfying the change of control conditions.

2.
We note that in your additional definitive proxy soliciting materials filed August 30, 2023, you state that the Special Committee provided feedback to the Consortium multiple times. Please describe here the feedback provided and the material discussions, if any, that resulted from such feedback with the Consortium, including any discussion regarding financing of the proposed transaction with the Consortium. Disclose any discussions surrounding whether the Consortium would bear the risk of obtaining client consents. Please also describe the nature of the referenced client feedback. To the extent that Sculptor, the Board, and the Special Committee have continued to have any contact with the bidding parties since the proxy was originally filed, either directly or through representatives, please update this section or other appropriate sections.

Response: The Company respectfully acknowledges the Staff’s comment and has supplemented the disclosure under the heading “The Mergers — Background of the Mergers” appearing on pages 48, 58, 59, 61, 62 and 73-76 of the Amended Preliminary Proxy Statement to describe the feedback provided to the Consortium, as well as the nature of unsolicited client feedback received by the Company with respect to the Consortium’s proposal. The Company has also updated the disclosure under the heading “The Mergers — Background of the Mergers” to describe additional contact with the bidding parties since the date that the Preliminary Proxy Statement was originally filed. Should additional developments occur after the Company files its definitive proxy statement, the Company will also file supplemental proxy materials in order to inform the Company’s stockholders of any material developments necessary for them to make a fully informed voting decision.

3.
Please describe here the risk of not obtaining client consents and how such risk increases if the CLO Sale occurred immediately prior to the consummation of the closing of a potential transaction, as contemplated in the Consortium's Proposal.

Response: The Company respectfully acknowledges the Staff’s comment and has supplemented the disclosure under the heading “The Mergers — Background of the Mergers” appearing on pages 68 and 78 of the Amended Preliminary Proxy Statement to describe the incremental client consent risk that is created by the CLO Sale.

4.
We note your statement on page 58 that Mr. Levin is a "key man" for a certain number of client arrangements. We also note that one of the reasons presented by the Special Committee and Board for recommending the merger with Rithm was the concern that the Consortium would have difficulty achieving the required level of client consents. Revise your disclosure to state the percentage of client arrangements that name Mr. Levin as a "key man."

Response: The Company respectfully acknowledges the Staff’s comment and has supplemented the disclosure under the heading “The Mergers — Background of the Mergers” appearing on page 59 of the Amended Preliminary Proxy Statement to describe the Company’s “key man” commitments to clients in greater detail. The Company believes the above-described disclosure is sufficient to inform an investor’s decision regarding such “key man” commitments. The Company believes that the specific percentages of client arrangements that name Mr. Levin as a "key man" is not material to a voting decision by the Company’s stockholders and is competitively sensitive proprietary information that would cause harm to disclose publicly.

Securities and Exchange Commission September 14, 2023 Page 3

5.
We note your determination that the offer from the Consortium was unlikely to lead to a superior proposal, in part because the Special Committee and Board were concerned that the client consent requirements contained in the Consortium's proposal would create a significant risk that the transaction would not close. Revise this section to analyze any material differences between the client consent requirements for the Consortium's proposal and the Rithm agreement. To the extent that the consent requirements for one transaction are materially different, please discuss how the Committee and Board determined that the Consortium's proposal contained a greater risk of not closing.

Response: The Company respectfully acknowledges the Staff’s comment and has supplemented the disclosure under the heading “The Mergers — Background of the Mergers” appearing on pages 68, 71 and 79 of the Amended Preliminary Proxy Statement to describe the material differences between the client consent requirements for the Consortium's proposal and the Rithm agreement, as well as the Special Committee’s assessment as to why the Consortium's proposal contained a greater risk of not closing.

6.
In the last two paragraphs of this section, you indicate that the Committee Committee and Board determined not to continue to engage with the Consortium. You also state that the Board waived all "standstill" provisions. To the extent that Sculptor continues to hold any of the bidding parties to confidentiality or standstill provisions that would impact their ability to discuss their proposals, please clarify your disclosure in an appropriate portion of the proxy statement. The disclosure should address whether Sculptor, the Special Committee or Board believes that the confidentiality provisions remain important to protect the value of Sculptor's business.

Response: The Company respectfully acknowledges the Staff’s comment and has supplemented the disclosure under the heading “The Mergers — Background of the Mergers” appearing on page 69 of the Amended Preliminary Proxy Statement to describe the confidentiality and standstill provisions that remain in place today, as well as the Special Committee’s assessment as to why such provisions remain important to protect the value of Sculptor’s business.

7.
We note press stories that have identified the significant parties that are leading the Consortium. Please provide us your analysis as to why you have not identified those parties. In particular, since you note that relying on equity guarantees from the parties, rather than a single entity like Rithm, is one of the factors that led the Special Committee and Board to conclude that the Consortium's bid presented significant risks that meant that it was unlikely to result in a Superior Proposal.

Securities and Exchange Commission September 14, 2023 Page 3

Response: The Company respectfully acknowledges the Staff’s comment and has supplemented the disclosure under the heading “The Mergers — Background of the Mergers” appearing on page 64 of the Amended Preliminary Proxy Statement to describe the confidentiality provisions that prevent the Company from disclosing the identity of potential acquirors involved in the process.

Purpose and Reasons of the Company for the Mergers; Recommendation of Our board of Directors and the Special Committee, page 66

8.
We note in the Opinion of Financial Advisors starting on page 81, that PJT Partners did not consider the relative merits of the Transactions as compared to any other business plan or opportunity that might be available to you or the effect of any other arrangement in which you might engage. Similarly, we also note that J.P. Morgan's opinion stated that subsequent developments may affect such opinion and that J.P. Morgan does not have any obligation to update, revise or reaffirm such opinion. Please clearly disclose here that the fairness opinions did not compare the relative merits of the terms of the transaction with Rithm against the terms of any other proposed transaction.

Response: The Company respectfully acknowledges the Staff’s comment and has supplemented the disclosure under the headings “The Mergers — Opinions of Financial Advisors — Opinion of PJT Partners LP” and “The Mergers — Opinions of Financial Advisors — Opinion of J.P. Morgan” appearing on pages 84 and 85 of the Amended Preliminary Proxy Statement to clarify that the fairness opinions did not compare the relative merits of the terms of the transaction with Rithm against the terms of any other proposed transaction.

9.
The recommendation of both the Special Committee and the Board of Directors was given on July 23, 2023. We note that you go on to discuss factors that shareholders should consider, beginning on page 67. Among those factors include references to the Proposal from the Consortium, including as supplemented by the clarifications. You state that the Committee and Board discussed the proposal and clarifications on August 18. Revise the proxy to discuss whether the Committee or Board has undertaken any subsequent action to consider new developments since July 23, including any need to confirm its original conclusion, or advise.

Response: The Company respectfully acknowledges the Staff’s comment and has supplemented the disclosure under the heading “The Mergers — Purposes and Reasons of the Company for the Mergers; Recommendation of the Board of Directors and the Special Committee; Fairness of the Mergers” appearing on pages 81-83 of the Amended Preliminary Proxy Statement to clarify that such considerations were assessed in connection with the Special Committee and Board of Directors’ reaffirmation of their respective recommendations on August 28, 2023 and August 30, 2023, respectively.

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 310-8663 or, if more convenient, send me an email at Harvey.Eisenberg@weil.com. Thank you for your time and consideration.

Sincerely,
/s/ Harvey Eisenberg
Harvey Eisenberg

cc:
Dava Ritchea, Sculptor Capital Management, Inc.
David Levine, Sculptor Capital Management, Inc.
Brian Parness, Weil, Gotshal & Manges LLP
Peter Harwich, Latham & Watkins LLP
Alex Kelly, Latham & Watkins LLP
Leah Sauter, Latham & Watkins LLP